RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated April 26, 2016 To the Product Prospectus Supplement No. TP-1, dated January 8, 2016, and the Prospectus Supplement and Prospectus, Each Dated January 8, 2016	$1,592,000 Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF, Due October 31, 2017 Royal Bank of Canada

Royal Bank of Canada is offering Trigger Phoenix Autocallable Notes (the “Notes”) linked to the SPDR® S&P® Bank ETF (the “Reference Stock”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement. The Notes will not be listed on any securities exchange.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	April 26, 2016	Principal Amount:	$1,000 per Note
Issue Date:	April 29, 2016	Maturity Date:	October 31, 2017
Observation Dates:	Quarterly, as set forth on page P-2 of this pricing supplement.	Coupon Payment Dates:	Quarterly, as set forth on page P-2 of this pricing supplement.
Valuation Date	October 26, 2017	Contingent Coupon Rate:	6.22% per annum
Initial Stock Price:	$32.99, which was the closing price of the Reference Stock on the trade date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	$32.99, which is 100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	$24.74, which is 75% of the Initial Stock Price, rounded to two decimal places.
Contingent Coupon:
If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Reference Stock.

Call Feature:
The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing price of the Reference Stock is greater than or equal to the Call Stock Price on any Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
CUSIP:	78012KNP8

	Per Note	Total
Price to public	100.00%	$1,592,000
Underwriting discounts and commissions	1.50%	$23,880
Proceeds to Royal Bank of Canada	98.50%	$1,568,120
The initial estimated value of the Notes as of the date of this pricing supplement is $970.15 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $15.00 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $15.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-17 below.
We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This pricing supplement relates to an offering of Trigger Phoenix Autocallable Notes (the “Notes”) linked to the SPDR® S&P® Bank ETF (the “Reference Stock”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Trade Date:	April 26, 2016
Issue Date:	April 29, 2016
Term:	Approximately one (1) year and six (6) months
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•          If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.
•          If the closing price of the Reference Stock is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	6.22% per annum (1.555% per quarter).
Observation Dates:	Quarterly on July 26, 2016, October 26, 2016, January 26, 2017, April 26, 2017, July 26, 2017 and the Valuation Date.
Coupon Payment Dates:	The Contingent Coupon, if applicable, will be paid on July 29, 2016, October 31, 2016, January 31, 2017, May 1, 2017, July 31, 2017 and the Maturity Date.
Call Feature:	If, on any Observation Date, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called on any Observation Date, the Call Settlement Date will be the Coupon Payment Date corresponding to that Observation Date.
Valuation Date:	October 26, 2017

P-2	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
Maturity Date:	October 31, 2017
Initial Stock Price:	$32.99, which was the closing price of the Reference Stock on the trade date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	$32.99, which is 100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	$24.74, which is 75% of the Initial Stock Price, rounded to two decimal places.
Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
•          If the Final Stock Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.
•          If the Final Stock Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, in addition to any accrued and unpaid interest, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
The amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Stock from the trade date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Reference Stock below the Trigger Price.

Reference Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to the Reference Stock will result in the postponement of an Observation Date or the Valuation Date, as described in the product prospectus supplement.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid contingent income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

P-3	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None
Settlement:	DTC global notes
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2, P-3 and P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-4	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
HYPOTHETICAL EXAMPLES
The examples below are based on the following terms:
Hypothetical Initial Stock Price:	$100.00*
Hypothetical Trigger Price and Coupon Barrier:	$75.00, which is 75% of the Initial Stock Price
Hypothetical Call Stock Price:	$100.00, which is 100% of the Initial Stock Price
Contingent Coupon Rate:	6.22% per annum (or 1.555% per quarter)
Contingent Coupon Amount:	$15.55 per quarter
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and is not the actual Initial Stock Price.  The actual Initial Stock Price is set forth on the cover page of this pricing supplement.
Final Stock Price	Reference Stock Return	Payment at Maturity (assuming that the Notes were not previously called)*
$200.00	100%	$1,000.00
$190.00	90%	$1,000.00
$170.00	70%	$1,000.00
$150.00	50%	$1,000.00
$140.00	40%	$1,000.00
$130.00	30%	$1,000.00
$120.00	20%	$1,000.00
$110.00	10%	$1,000.00
$100.00	0%	$1,000.00
$90.00	-10%	$1,000.00
$80.00	-20%	$1,000.00
$75.00	-25%	$1,000.00
$70.00	-30%	$700.00
$60.00	-40%	$600.00
$55.00	-45%	$550.00
$30.00	-70%	$300.00
$10.00	-90%	$100.00
$0.00	-100%	$0.00
* Excluding any accrued but unpaid interest.
The following examples illustrate how the payments at maturity set forth in the table above are calculated:
Example 1: The price of the Reference Stock increases to a Final Stock Price of $150.
Because the Final Stock Price is greater than the Trigger Price, an investor will receive at maturity, in addition to the final contingent coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 2: The price of the Reference Stock decreases to a Final Stock Price of $90.
Although the Final Stock Price is less than the Initial Stock Price, the Final Stock Price is above the Trigger Price. Because the Final Stock Price is above the Trigger Price, an investor will receive at maturity, in addition to the final contingent coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 3: The price of the Reference Stock decreases to a Final Stock Price of $40.
Because the Final Stock Price is less than the Trigger Price, no coupon will be payable for the final interest period, and an investor will receive an amount that will be calculated as follows:
$1,000 + ($1,000 x Reference Stock Return) = $1,000 + ($1,000 x -60%) = $1,000 + -600 = $400

P-6	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the trade date and the Valuation Date. If the Notes are not automatically called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the trade date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the maturity date may not be sufficient to compensate for any such loss.
•	The Notes Are Subject to an Automatic Call — If on any Observation Date, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.
•	You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, the non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon for the final Observation Date on the maturity date, you will also incur a loss of principal, because the Final Stock Price will be less than the Trigger Price.
•	The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Stock. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as the first Observation Date, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Reference Stock even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.
•	Reinvestment Risk — If your Notes are redeemed early, the term of the Notes may be as short as approximately three months. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are redeemed prior to the Maturity Date.
•	Your Return May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

P-7	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on any relevant payment date is dependent upon Royal Bank's ability to repay its obligations at that time. This will be the case even if the price of the Reference Stock increases after the trade date. No assurance can be given as to what our financial condition will be during the term of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the securities held by the Reference Stock during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.
•	There Is No Affiliation between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for Any Disclosure by the Investment Advisor or the Index Sponsor — We are not affiliated with the investment adviser of the Reference Stock or the index sponsor of its underlying index. You, as an investor in the Notes, should make your own investigation into the Reference Stock and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•	The Securities Composing the Underlying Index Are Concentrated in One Sector — All of the securities included in the underlying index are issued by companies in the banking industry. As a result, the securities that will determine the performance of the underlying shares and the level of the underlying index, which the Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities composing the underlying index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this market sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.
•	Economic Conditions Have Adversely Impacted the Stock Prices of Many Companies in the Financial Services Sector, and May Do So During the Term of the Securities — In recent years, economic conditions in the U.S. have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations, the types of loans and other financial commitments they can make, the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain, and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the price of the Reference Stock. As a result, the price of the Reference Stock may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-

P-8	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
sectors of the financial services sector. This in turn could adversely impact the market value of the securities and decrease the amount payable at maturity.
•	Adjustments to the Reference Stock Could Adversely Affect the Notes — SSgA Funds Management, Inc. (“SSFM”), as the investment adviser of the KBE, is responsible for calculating and maintaining the Reference Stock. The investment adviser can add, delete or substitute the stocks comprising the Reference Stock. The investment adviser may make other methodological changes that could change the price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the closing price of the Reference Stock on an Observation Date or of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could affect the payments on the Notes and their market value at any time.
•	Changes That Affect the Underlying Index of the Reference Stock Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the sponsor of the underlying index of the Reference Stock concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in that index and, therefore, could affect the share price of the Reference Stock, whether the Notes are called on an Observation Date, the amount payable on the Notes at maturity, if applicable, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the calculation or publication of the index is discontinued or suspended.
•	Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock or the securities held by the Reference Stock that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Stock or the issuers of the securities held by the Reference Stock, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.

P-9	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
•	The Initial Estimated Value of the Notes Is Less Than the Price to the Public — The initial estimated value set forth on the cover page does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•	The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•	Market Disruption Events and Adjustments —The payment at maturity, each Observation Date, and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-10	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
INFORMATION REGARDING THE REFERENCE STOCK
Information provided to or filed with the SEC by the Reference Stock under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of the Reference Stock set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Stock on any Observation Date or on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

P-11	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
The SPDR® S&P® Bank ETF
The KBE is an investment portfolio maintained and managed by SSFM. The inception date of the KBE is November 8, 2005. The KBE is an exchange traded fund that trades on NYSE Arca under the ticker symbol “KBE.”
The KBE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Banks Select Industry® Index (the “underlying index”). The underlying index represents the banks industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The KBE is composed of companies that are publicly traded money centers and leading regional banks or thrifts.
The KBE utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The KBE typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The KBE will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.
The S&P® Banks Select Industry™ Index
The underlying index is an equal-weighted index that is designed to measure the performance of the banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the banks industry portion of the S&P TMI.
To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:
•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or
•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.
All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.
Eligibility factors include:
•	Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.
•	Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the

P-12	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.
•	Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.
•	Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

P-13	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first quarter of 2016, and for the period from April 1, 2016 to April 26, 2016.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2008	3/31/2008	47.60	36.08	38.85
4/1/2008	6/30/2008	43.77	28.35	28.59
7/1/2008	9/30/2008	42.98	22.95	33.49
10/1/2008	12/30/2008	36.31	16.38	21.25
1/1/2009	3/31/2009	22.50	8.90	13.86
4/1/2009	6/30/2009	21.74	13.49	18.05
7/1/2009	9/30/2009	24.35	16.47	23.33
10/1/2009	12/31/2009	24.44	20.55	21.17
1/1/2010	3/31/2010	26.75	21.36	25.81
4/1/2010	6/30/2010	29.21	22.85	22.89
7/1/2010	9/30/2010	25.41	21.22	22.95
10/1/2010	12/31/2010	26.15	22.06	25.91
1/1/2011	3/31/2011	27.76	25.20	25.82
4/1/2011	6/30/2011	26.54	22.84	23.99
7/1/2011	9/30/2011	24.53	16.79	17.54
10/1/2011	12/31/2011	20.69	16.18	19.83
1/1/2012	3/31/2012	24.65	20.00	23.85
4/1/2012	6/30/2012	24.12	20.16	22.04
7/1/2012	9/30/2012	24.76	20.97	23.48
10/1/2012	12/31/2012	24.56	22.16	23.83
1/1/2013	3/31/2013	27.24	24.28	26.92
4/1/2013	6/30/2013	28.87	25.36	28.72
7/1/2013	9/30/2013	32.09	28.83	30.03
10/1/2013	12/31/2013	33.31	29.47	33.17
1/1/2014	3/31/2014	34.91	30.77	34.04
4/1/2014	6/30/2014	34.69	30.61	33.42
7/1/2014	9/30/2014	34.00	31.13	31.91
10/1/2014	12/31/2014	34.10	29.49	33.55
1/1/2015	3/31/2015	34.34	29.92	33.51
4/1/2015	6/30/2015	37.26	32.98	36.26
7/1/2015	9/30/2015	37.27	30.08	33.24
10/1/2015	12/31/2015	36.80	31.81	33.82
1/1/2016	3/31/2016	33.30	26.28	30.37
4/1/2016	4/26/2016	33.07	29.06	32.99

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
The graph below illustrates the performance of the Reference Stock from January 1, 2008 to April 26, 2016, based on the Initial Stock Price of $32.99, which was the closing price of the Reference Stock on April 26, 2016. The red line represents the Coupon Barrier and Trigger Price of $24.74, which is equal to 75% of the Initial Stock Price, rounded to two decimal places.

P-15	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on April 29, 2016, which is the third (3rd) business day following the trade date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the trade date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly

P-16	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the SPDR® S&P® Bank ETF Due October 31, 2017
issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-17	RBC Capital Markets, LLC